Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6
www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals to idle Pennsylvania styrenic polymer plant

Pittsburgh, PA (November 21, 2008) – NOVA Chemicals today announced a temporary shutdown of its Beaver Valley site in Monaca, Pennsylvania.  The Beaver Valley site produces styrenic polymers for building and construction, durable goods and automotive markets.

“Market conditions have been poor for the last year and recently have gotten dramatically worse,” said Robert Snyder, Vice President, Performance Styrenics.  “We expect to restart the plant, but only when we see significantly stronger demand and improving margins.”

Production from the Beaver Valley site includes expandable polystyrene, ARCEL® and DYLARK® resins.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.  NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro – Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information

This news release contains forward-looking information, including statements regarding NOVA Chemicals’ expectations to restart their plant at their Beaver Valley site following an increase in demand and larger margins for styrenic polymers. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may vary from the forward-looking information. With respect to forward-looking information, NOVA Chemicals makes assumptions regarding: uncertainties with respect to styrenic polymer price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update its forward-looking information to reflect new information, subsequent events or otherwise.